Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2016

Highlights

For the three months ended December 31, 2016, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated highest ever quarterly revenues of $45.0 million, operating income of $21.6 million and net income of $19.5 million.

•	Generated highest ever quarterly Adjusted EBITDA of $36.1 million.[1]

•	Generated highest ever quarterly distributable cash flow of $20.8 million[1] with a distribution coverage ratio of 1.27x2.

•	Achieved strong operational performance with 99.8% utilization of the fleet.

Other events:

•	On December 1, 2016, the Partnership acquired all of the ownership interests in Knutsen Shuttle Tankers 19 AS (“KNOT 19”), the company that owns the shuttle tanker, Raquel Knutsen, from Knutsen NYK Offshore Tankers AS (“Knutsen NYK”). The purchase price of the acquisition was $116.5 million, less approximately $103.5 million of outstanding indebtedness related to the Raquel Knutsen, plus approximately $7.3 million of post-closing adjustments for working capital, interest rate swaps, certain intercompany balances and approximately $1.1 million of capitalized fees related to the financing of the Raquel Knutsen.

•	On January 10, 2017, the Partnership successfully completed an equity offering, raising total net proceeds of $54.9 million.

•	On January 17, 2017, the Partnership declared a cash distribution of $0.52 per unit with respect to the quarter ended December 31, 2016 to be paid on February 15, 2017 to unitholders of record as of the close of business on February 2, 2017.

•	On February 2, 2017, the Partnership issued and sold in a private placement 2,083,333 Series A Convertible Preferred Units (“Series A Preferred Units”) at a price of $24.00 per unit.

•	On February 14, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement with Knutsen NYK to acquire KNOT Shuttle Tankers 24 AS (“KNOT 24”), the company that owns the shuttle tanker, Tordis Knutsen, from Knutsen NYK (the “Acquisition”). The Partnership expects the Acquisition to close within approximately 30 days, subject to customary closing conditions.

Financial Results Overview

Total revenues were $45.0 million for the three months ended December 31, 2016 (the “fourth quarter”) compared to $43.6 million for the three months ended September 30, 2016 (the “third quarter”), an increase of $1.4 million. The increase was mainly due to the Raquel Knutsen being included in the fleet commencing December 1, 2016.

Vessel operating expenses for the fourth quarter of 2016 were $7.7 million, compared to $7.6 million in the third quarter of 2016, an increase of $0.1 million that was mainly due to the Raquel Knutsen being included in the fleet commencing December 1, 2016. General and administrative expenses increased $0.3 million from $0.9 million in the third quarter of 2016 to $1.2 million in the fourth quarter of 2016. The increase primarily reflects the effect of additional activity in connection with the dropdown of Raquel Knutsen and the issuance of the Series A Preferred Units.

As a result, operating income for the fourth quarter of 2016 was $21.6 million compared to $21.2 million in the third quarter of 2016.

Interest expense for the fourth quarter of 2016 was $5.7 million, compared to $5.1 million for the third quarter of 2016. The increase was mainly due to the additional debt incurred in connection with the acquisition of the Raquel Knutsen.

[1]	EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of our financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

[2]	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Realized and unrealized gain on derivative instruments was $4.0 million in the fourth quarter of 2016, compared to a gain of $3.6 million in the third quarter of 2016. The unrealized non-cash element of the mark-to-market gain was $4.5 million for the three months ended December 31, 2016 and $4.4 million for the three months ended September 30, 2016. Of the unrealized gain for the fourth quarter of 2016, $7.4 million related to mark-to-market gains on interest rate swaps due to an increase in swap rate during the quarter, and an unrealized loss of $2.9 million related to foreign exchange contracts due to the strengthening of the U.S. Dollar against the Norwegian Kroner (NOK).

As a result, net income for the three months ended December 31, 2016 was $19.5 million compared to $19.4 million for the three months ended September 30, 2016.

Net income for the three months ended December 31, 2016 increased by $1.9 million compared to net income for the three months ended December 31, 2015. The increase was primarily due to (i) an increase in operating income of $1.2 million due to earnings from the Ingrid Knutsen and Raquel Knutsen being included in the Partnership’s results of operations from October 15, 2015 and December 1, 2016, respectively, and (ii) a $0.8 million decrease in total finance expense primarily caused by a $4.0 million realized and unrealized gain on derivative instruments in the three months ended December 31, 2016 compared to a $2.1 million realized and unrealized gain on derivative instruments in the three months ended December 31, 2015.

All eleven of the Partnership’s vessels operated well throughout the fourth quarter of 2016 with 99.8% utilization of the fleet.

Distributable cash flow was $20.8 million for the fourth quarter of 2016, compared to $20.3 million for the third quarter of 2016. The distribution declared for the fourth quarter of 2016 was $0.52 per unit, equivalent to an annualized distribution of $2.08.

Financing and Liquidity

As of December 31, 2016, the Partnership had $37.7 million in available liquidity which consisted of cash and cash equivalents of $27.7 million and capacity under its revolving credit facility of $10 million. The revolving credit facility is available until June 10, 2019. The Partnership’s total interest bearing debt outstanding as of December 31, 2016 was $741.7 million ($745.7 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended December 31, 2016 was approximately 2.34% over LIBOR.

As of December 31, 2016, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against the NOK at an average exchange rate of NOK 8.29 per 1.0 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of December 31, 2016, the Partnership had entered into various interest rate swap agreements for a total notional amount of $446.7 million to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2016, the Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.57% under its interest rate swap agreements, which have an average maturity of approximately 3.5 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2016, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $271.3 million based on total interest bearing debt outstanding of $745.7 million, less interest rate swaps of $446.7 million and less cash and cash equivalents of $27.7 million.

The Partnership’s outstanding interest bearing debt of $745.7 million as of December 31, 2016 is repayable as follows:

	Annual repayment	Balloon repayment
(US $ in thousands)
2017	$60,314	$—
2018	53,724	154,927
2019	33,812	257,678
2020	22,879	—
2021	23,479	25,000
2022 and thereafter	70,396	43,440

Total	$264,604	$481,045

Common Unit Offering

On January 10, 2017, the Partnership sold 2,500,000 common units in a public offering, raising approximately $54.9 million in net proceeds.

Series A Convertible Preferred Units

On February 2, 2017 (the “Issuance Date”), the Partnership issued and sold in a private placement 2,083,333 Series A Preferred Units at a price of $24.00 per unit (the “Issue Price”). After deducting estimated fees and expenses the net proceeds from the sale were approximately $48.5 million. The Series A Preferred Units represent limited partner interests in the Partnership, are perpetual and will pay cumulative, quarterly distributions in arrears at an annual rate of 8.0% of the Issue Price, on or prior to the date of payment of distributions on the Partnership’s common units. The Series A Preferred Units will be convertible, under certain circumstances, at the then applicable conversion rate, which will be subject to adjustment under certain circumstances. The conversion rate will be redetermined on a quarterly basis and will be equal to the Issue Price divided by the product of (x) the book value per common unit at the end of the immediately preceding quarter (pro forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per common unit on the Issuance Date. The Preferred Units will be generally convertible, at the option of the holders of the Preferred Units, into common units after February 2, 2019 at the then applicable conversion rate. The Partnership will have the right to redeem the Series A Preferred Units at any time between the second anniversary and the tenth anniversary of the Issuance Date at the redemption price applicable on any such redemption date, provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of its intent to redeem, such holders may elect, instead, to convert such units into common units at the then applicable conversion rate. Upon a change of control of the Partnership, the holders of Series A Preferred Units will have the right to require the Partnership to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. In addition, the holders will have the right to cause the Partnership to redeem the Series A Preferred Units on the tenth anniversary of the Issuance Date, at the Partnership’s option, in (i) cash at a price equal to 70% of the Issue Price or (ii) common units such that each Series A Preferred Unit receives common units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the common units as reported on the NYSE for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date. The Series A Preferred Units will be presented as equity on the Partnership’s balance sheet.

Acquisition of Tordis Knutsen

On February 14, 2017, the Partnership’s wholly owned subsidiary, KNOT Shuttle Tankers AS, entered into a share purchase agreement to acquire KNOT 24, the company that owns the shuttle tanker, Tordis Knutsen, from Knutsen NYK. The Partnership expects the Acquisition to close within approximately 30 days, subject to customary closing conditions. The purchase price of the Acquisition is $147.0 million, less approximately $137.7 million of outstanding indebtedness related to the Tordis Knutsen plus approximately $21.1 million for a receivable owed by Knutsen NYK to KNOT 24 (the “Receivable”) and approximately $0.8 million for certain capitalized fees related to the financing of the Tordis Knutsen. On the closing of the Acquisition, KNOT 24 will repay approximately $42.8 million of the indebtedness, leaving an aggregate of approximately $94.9 million of debt outstanding under the secured credit facility related to the vessel (the “Tordis Facility”). The Tordis Facility is repayable in quarterly installments with a final balloon payment of $30.5 million due at maturity in October 2021. The Tordis Facility bears interest at an annual rate equal to LIBOR plus a margin of 1.9%. The purchase price will be settled in cash and will be subject to certain post-closing adjustments for working capital and interest rate swaps. On the closing of the Acquisition, Knutsen NYK will repay the Receivable.

The Tordis Knutsen was delivered in November 2016 and is operating in Brazil under a five-year time charter with a subsidiary of Royal Dutch Shell plc, which will expire in the first quarter of 2022. The charterer has options to extend the charter for two five-year periods.

The Partnership’s board of directors (the “Board”) and the conflicts committee of the Board (the “Conflicts Committee”) have approved the purchase price of the Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Acquisition.

The Partnership estimates that the Acquisition will generate approximately $7.8 million of net income and approximately $16.2 million of EBITDA3 for the twelve months following the closing of the Acquisition. However, the Partnership may not realize this level of estimated net income or EBITDA from the Acquisition during such 12-month period.

Outlook

The Partnership’s earnings for the first quarter of 2017 will be affected by the planned dry-docking of the Windsor Knutsen which will commence in Europe in mid-February. The expected off hire time for the Windsor Knutsen will be approximately 50-60 days, including mobilization back and forth between Europe and Brazil. Offsetting this, Raquel Knutsen is expected to be operating for the entire first quarter of 2017 compared to 31 days in the fourth quarter of 2016. In the fourth quarter of 2017, the Carmen Knutsen is expected to undergo dry-docking in Europe and incur off hire time of approximately 50-55 days, including mobilization back and forth to Brazil.

As of December 31, 2016, the Partnership’s fleet of eleven vessels had an average remaining fixed contract duration of 5.0 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 3.0 years on average.

The Partnership expects to receive options to acquire three additional vessels (in addition to the Tordis Knutsen) owned by Knutsen NYK pursuant to the terms of the omnibus agreement entered into in connection with the Partnership’s initial public offering (“IPO”). These vessels are under construction in South Korea and China. As of December 31, 2016, the average remaining fixed contract duration for the three vessels is 5.0 years. In addition, the charterers have options to extend these charters by 11.5 years on average.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from Knutsen NYK.

The Board believes that there may be opportunities for growth of the Partnership, which may include current identified acquisition candidates, and that the demand for offshore shuttle tankers will continue to grow over time based on identified projects. Future developments will influenced by the rate of growth of offshore oil production activities when the existing projects are completed.

The Board is pleased with the results of operations of the Partnership for the quarter ended December 31, 2016.

Guidance for Full Year 2017

•	Net income is projected to range from $60 million to $62 million;

•	EBITDA[4] is projected to range from $160 million to $165 million;

•	Adjusted EBITDA is projected to range from $160 million to $165 million;

•	Distributable cash flow is projected to range from $85 million to $90 million; and

•	Distribution coverage ratio is projected to range from 1.30 to 1.32.

However, the Partnership may not realize these amounts of projected net income, EBITDA, Adjusted EBITDA, distributable cash flow or distribution coverage ratio for the year ending December 31, 2017.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of eleven offshore shuttle tankers with an average age of 4.7 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, February 15, 2017 at noon (Eastern Time) to discuss the results for the third quarter of 2016, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com

February 14, 2017

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

[3]	Please see Appendix A for guidance on the underlying assumptions used to derive KNOT 24’s estimated EBITDA and estimated net income, and a reconciliation of KNOT 24’s estimated EBITDA to estimated net income the most directly comparable GAAP financial measure for the twelve months following the Acquisition.
[4]	Please see Appendix A for guidance on the underlying assumptions used to project the ranges of net income, EBITDA, Adjusted EBITDA, distributable cash flow and distribution coverage ratio for the year ending December 31, 2017 and reconciliations of such projected ranges of EBITDA, Adjusted EBITDA and distributable cash flow to projected net income, the most directly comparable GAAP financial measure.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year ended December 31,
(USD in thousands)	December 31, 2016	September 30, 2016	December 31, 2015	2016	2015
Time charter and bareboat revenues (1)	$44,798	$43,390	$42,417	$172,878	$154,750
Other income (2)	197	197	120	793	274

Total revenues	44,995	43,587	42,537	173,671	155,024

Vessel operating expenses	7,693	7,588	7,636	30,903	27,543
Depreciation	14,505	13,920	13,464	56,230	48,844
General and administrative expenses	1,207	908	1,058	4,371	4,290
Goodwill impairment charge	—	—	—	—	6,217

Total operating expenses	23,405	22,416	22,158	91,504	86,894

Operating income	21,590	21,171	20,379	82,167	68,130
Finance income (expense):
Interest income	15	6	5	24	8
Interest expense	(5,654)	(5,129)	(4,731)	(20,867)	(17,451)
Other finance expense	(395)	(315)	(326)	(1,311)	(504)
Realized and unrealized gain (loss) on derivative instruments(3)	3,960	3,613	2,145	1,213	(9,695)
Net gain (loss) on foreign currency transactions	(35)	13	30	(139)	(105)

Total finance expense	(2,109)	(1,812)	(2,877)	(21,080)	(27,747)

Income before income taxes	19,481	19,360	17,502	61,087	40,383
Income tax benefit (expense)	24	(3)	65	15	59

Net income	$19,505	$19,357	$17,567	$61,102	$40,442

Weighted average units outstanding (in thousands of units):
Common units (4)	27,194	27,194	18,770	23,917	16,702
Subordinated units(4)	—	—	8,568	3,277	8,568
General partner units	559	559	559	559	519

(1)	Time charter revenues for the fourth and third quarter of 2016 include non-cash items: (i) of approximately $0.8 million in reversal of contract liability provision and income recognition of prepaid charter hire and (ii) $0.2 million accrued income for the Carmen Knutsen based on average charter rate for the fixed period. Time charter revenues for the fourth quarter of 2015 include a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charter hire.
(2)	Other income for the fourth and third quarter of 2016 is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.
(3)	The mark-to-market net gain related to interest rate swaps and foreign exchange contracts for the three months ended December 31, 2016 includes realized losses of $0.5 million and unrealized gain of $4.5 million. Of the net unrealized gain for the fourth quarter of 2016, a $2.9 million loss relates to foreign exchange contracts and hedging operational costs in NOK.

The mark-to-market net gain related to interest rate swaps and foreign exchange contracts for the three months ended September 30, 2016 includes realized losses of $0.8 million and unrealized gain of $4.4 million. Of the net unrealized gain for the third quarter of 2016, a $1.7 million gain relates to foreign exchange contracts and hedging operational costs in NOK.

The mark-to-market net gain related to interest rate swaps and foreign exchange contracts for the three months ended December 31, 2015 includes unrealized gain of $4.9 million and realized loss of $2.7 million. Of the realized gain for the fourth quarter of 2015, $1.1 million relates to foreign exchange contracts hedging operational costs in NOK.

(4)	On May 18, 2016, all subordinated units converted into common units on a one-for-one basis.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	At December 31, 2016	At December 31, 2015
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$27,664	$23,573
Amounts due from related parties	150	58
Inventories	1,176	849
Derivative assets	—	—
Other current assets (1)	2,089	1,800

Total current assets	31,079	26,280

Long-term assets:
Vessels and equipment:
Vessels	1,468,913	1,351,219
Less accumulated depreciation	(212,024)	(158,292)

Net property, plant, and equipment	1,256,889	1,192,927

Derivative assets	3,154	695
Accrued income	1,153	—

Total assets	$1,292,275	$1,219,902

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$2,221	$1,995
Accrued expenses	3,368	3,888
Current portion of long-term debt (1)	58,984	48,535
Derivative liabilities	3,304	5,138
Income taxes payable	190	249
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	7,218	3,365
Amount due to related parties	834	848

Total current liabilities	77,637	65,536

Long-term liabilities:
Long-term debt (1)	657,662	619,187
Long-term debt from related parties	25,000	—
Derivative liabilities	285	1,232
Contract liabilities	8,239	9,757
Deferred tax liabilities	685	877
Other long-term liabilities	1,056	2,543

Total liabilities	770,564	699,132

Equity:
Partners’ equity:
Common unitholders	511,413	411,317
Subordinated unitholders	—	99,158
General partner interest	10,297	10,295

Total partners’ equity	521,712	520,770

Total liabilities and equity	$1,292,275	$1,219,902

(1)	Effective January 1, 2016, the Partnership implemented ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method. The new guidance is applied retrospectively for all periods presented. As of December 31, 2016 and December 31, 2015 the carrying amount of the deferred debt issuance cost was $4.0 million and $4.0 million, respectively.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended December 31,
(USD in thousands)	2016	2015
Cash flows provided by operating activities:
Net income	$61,102	$40,442
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	56,230	48,844
Amortization of contract intangibles / liabilities	(1,518)	(1,518
Amortization of deferred revenue	(1,629)	(1,913)
Amortization of deferred debt issuance cost	1,198	1,149
Goodwill impairment charge	—	6,217
Drydocking expenditure	(2,595)	—
Income tax expense	(15)	(59)
Income taxes paid	(255)	(348)
Unrealized (gain) loss on derivative instruments	(5,033)	390
Unrealized (gain) loss on foreign currency transactions	93	22
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	(33)	1,008
Decrease (increase) in inventories	(20)	210
Decrease (increase) in other current assets	(110)	1,222
Increase (decrease) in trade accounts payable	45	45
Increase (decrease) in accrued expenses	(1,699)	(737)
Decrease (increase) in accrued revenue	(1,153)	—
Increase (decrease) prepaid revenue	3,99	(4,306)
Increase (decrease) in amounts due to related parties	(159)	(1,508

Net cash provided by operating activities	108,445	89,160

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(846)	(1,526)
Acquisition of Raquel Knutsen (net of cash acquired)	(13,106)	—
Acquisition of Dan Sabia (net of cash acquired)	—	(36,843)
Acquisition of Ingrid Knutsen (net of cash acquired)	—	(8,119)

Net cash used in investing activities	(13,952)	(46,488)

Cash flows from financing activities:
Proceeds from long-term debt	30,000	—
Proceeds from issuance of long-term debt from related parties	25,000	—
Repayment of long-term debt	(60,992)	(78,276)
Repayment of long-term debt from related parties	(24,018)	(32,253)
Payment on debt issuance cost	(174)	(9)
Repurchase of common units	—	(2,298)
Cash distribution	(60,161)	53,370)
Proceeds from public offering, net of underwriters’ discount	—	116,924
Offering cost	—	(293)

Net cash provided by (used in) financing activities	(90,345)	(49,575)

Effect of exchange rate changes on cash	(57)	(270)
Net increase in cash and cash equivalents	4,091	(7,173)
Cash and cash equivalents at the beginning of the period	23,573	30,746

Cash and cash equivalents at the end of the period	$27,664	$23,573

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure, for the three months ended December 31, 2016 and 2015.

(USD in thousands)	Three Months Ended December 31, 2016 (unaudited)	Three Months Ended September 30, 2016 (unaudited)
Net income	$19,505	$19,357
Add:
Depreciation	14,505	13,920
Other non-cash items; deferred costs amortization debt	315	310
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	2,911	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(8,100)	(7,894)
Other non-cash items; deferred revenue	(751)	(751)
Other non-cash items; accrued income	(232)	(216)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(7,375)	(4,438)

Distributable cash flow	$20,778	$20,288
Distributions declared	$16,379	$15,027

Distribution coverage ratio(1)	1.27	1.35

(1)	Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes, goodwill impairment charges and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our lenders, to assess our financial and operating performance and our compliance with the financial covenants and restrictions contained in our financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure, for the three months ended December 31, 2016 and 2015.

(USD in thousands)	Three Months Ended December 31, 2016 (unaudited)	Three Months Ended September 30, 2016 (unaudited)
Net income	$19,505	$19,357
Interest income	(15)	(6)
Interest expense	5,654	5,129
Depreciation	14,505	13,920
Income tax (benefit) expense	(24)	3
EBITDA	39,625	38,403
Other financial items (a)	(3,530)	(3,311)

Adjusted EBITDA	$36,095	$35,092

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions

Estimated Net Income and Estimated EBITDA for KNOT 24 for the Twelve Months Following the Closing of the Acquisition

For KNOT 24, the entity that the Partnership intends to purchase in the Acquisition, estimated net income and estimated EBITDA for the twelve months following the closing of the Acquisition are based on the following assumptions:

•	timely receipt of charter hire specified in the time charter contract;

•	utilization of the Tordis Knutsen for 363 days during such 12-month period and no drydocking of the vessel;

•	no realized or unrealized gains or losses on derivative instruments related to KNOT 24’s financing arrangements;

•	vessel operating costs according to current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual net income and EBITDA for KNOT 24 could differ materially from our estimates. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

The table below reconciles for the twelve months following the closing of the Acquisition, estimated EBITDA to estimated net income, the most directly comparable GAAP measure:

(USD in thousands)	KNOT 24
Net income	$7,848
Interest expense	2,717
Depreciation	5,600
Income tax expense	—

EBITDA	$16,165

Net Income, EBITDA, Adjusted EBITDA, Distributable Cash Flow and Distribution Coverage Ratio Guidance for the Year Ending December 31, 2017

The following tables set forth our projected range of net income, EBITDA, Adjusted EBITDA, distributable cash flow and distribution coverage ratio for the year ending December 31, 2017, as well as a reconciliation of such projected EBITDA, Adjusted EBITDA and distributable cash flow to projected net income, the most directly comparable GAAP measure.

(USD in thousands)	Low Year Ending December 31, 2017 (unaudited)	High Year Ending December 31, 2017 (unaudited)
Net income	$60,000	$62,000
Interest income	—	—
Interest expense	31,000	33,000
Depreciation & Amortization	69,000	70,000
Income tax (benefit) expense	—	—
EBITDA	160,000	165,000
Other financial items	—	—

Adjusted EBITDA	$160,000	$165,000

(USD in thousands)	Low Year Ending December 31, 2017 (unaudited)	High Year Ending December 31, 2017 (unaudited)
Net income	$60,000	$62,000
Add:
Depreciation & Amortization	69,000	70,000
Other non-cash items; deferred costs amortization debt	—	—
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	40,000	39,000
Other non-cash items; deferred revenue	4,000	3,000
Other non-cash items; accrued income	—	—
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	—	—

Distributable cash flow	$85,000	$90,000
Distributions	$65,600	$68,000

Distribution coverage ratio(1)	1.30	1.32

(1)	Projected distribution coverage ratio is equal to projected distributable cash flow divided by distributions projected to be declared for the period presented.

The projected amounts set forth in the tables above exclude the impact of any acquisitions other than the Acquisition and are based on the following assumptions:

•	closing of the Acquisition on March 1, 2017;

•	no dispositions of vessels;

•	no impairment expense;

•	timely receipt of charter hire specified in the time charter and bareboat charter contracts;

•	no unscheduled off-hire;

•	no realized or unrealized gains or losses on derivative instruments;

•	no additional equity issuances;

•	vessel operating costs according to current internal estimates; and

•	general and administrative expenses based on management’s current internal estimates.

We consider the above assumptions to be reasonable as of the date of this press release, but if these assumptions prove to be incorrect, actual net income, EBITDA, Adjusted EBITDA, distributable cash flow and distribution coverage ratio could differ materially from our guidance. Neither our independent auditors nor any other independent accountants have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability and assume no responsibility for, and disclaim any association with, such prospective financial information.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions, including the intended acquisition of KNOT 24;

•	the estimated net income and estimated EBITDA relating to the intended acquisition of KNOT 24 for the twelve months following the closing of the acquisition;

•	the projected range of net income, EBITDA, Adjusted EBITDA, distributable cash flow and distribution coverage ratio for the year ending December 31, 2017;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	estimated drydocking periods;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based. The assumptions and estimates underlying the forecasted financial information included in the guidance information in this press release are inherently uncertain and, though considered reasonable by the Partnership’s management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasted financial information. Accordingly, there can be no assurance that the forecasted results are indicative of the Partnership’s future performance or that actual results will not differ materially from those presented in the forecasted financial information. Inclusion of the forecasted financial information in this press release should not be regarded as a representation by any person that the results contained in the forecasted financial information will be achieved.